Room 4561
								November 7, 2005



Mr. Alex Genin
Chief Executive Officer and Director
First Capital International, Inc.
5120 Woodway
Suite 9000
Houston, TX 77056

Re:	First Capital International, Inc.
	Item 4.01 Form 8-K
      Filed November 3, 2005
	File No.  000-26271

Dear Mr. Genin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 3, 2005

1. We note that Ham, Langston & Brezina, L.L.P. resigned on
October
5, 2005 yet you filed your Form 8-K on November 3, 2005. Please note that the filing was due on the fourth day following the date the relationship with Ham, Langston & Brezina, L.L.P. ceased.

2. Your disclosure indicates that there have been no disagreements with the former accountants but you do not specify the time period in which there were no disagreements. Please revise your disclosure to state whether during the two most recent fiscal years and the subsequent interim period through the date of the resignation there have been any disagreements with the former accountants.

3. Please revise your disclosure regarding consultations with your new auditor to state whether there were consultations in the two most recent fiscal years and the subsequent interim period. See Item
304(a)(2) of Regulation S-B.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Robert Benton, Review Accountant at (202) 551-3804 or me at
(202) 551-3489 if you have questions regarding these comments.

							Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Alex Genin
First Capital International, Inc.
November 7, 2005
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